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                                                                 SEC FILE NUMBER

                                                                    CUSIP NUMBER

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):[]Form 10-K  []Form 20-F  [ ]Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended:          February 28, 2003
                           -------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

===============================================================================

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                  Audiovox Corporation
Full Name of Registrant


Former Name if Applicable

                  150 Marcus Boulevard
Address of Principal Executive Office (Street and Number)

                  Hauppauge, New York 11788
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
                        (Attach Extra Sheets if Needed.)

     Audiovox Corporation (Audiovox) has previously announced that it would not file its annual report on Form 10-K for the fiscal year ended November 30, 2002 citing resolution of our response to a Securities and Exchange Commission (SEC) comment letter related to Audiovox's Form 10-K for the fiscal year ended November 30, 2001 and its Form 10-Q's for the quarters ended February 28, 2002, May 31, 2002 and August 31, 2002. Inasmuch as the issues raised have not yet been resolved, Audiovox will not be in a position to timely file its quarterly report on Form 10-Q for the quarter ended February 28, 2003. We will file our February 28, 2003 Form 10-Q when (1) we have resolved the issues raised in the SEC comment letter, (2) KPMG has completed its audit of 2002 and their review of the first quarter 2003 results, (3) our Chief Executive Officer and Chief Financial Officer are able to make the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and (4) we have filed our annual report on Form 10-K for the fiscal year ended November 30, 2002 containing the audited financial results for 2002, 2001 and 2000. We cannot state with certainty when these events will be completed.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Charles M. Stoehr                  (631)                 231-7750
-----------------------------------        --------------    ------------------
                  (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [ ] Yes     [X] No  As of the date of this report, the Company has not filed its Annual Report on Form
                             10-K for the fiscal year ended November 30, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X] Yes [ ] No   Audiovox may report significant changes in its
                           results of operations for the quarter ended February
                           28, 2003 compared to the corresponding period in 2002. However, as of the date of this filing, we cannot reasonably estimate whether there will be such changes or if so, the amount of such changes until
                           (1) the SEC comment letter is resolved and (2) KPMG has completed its audit for 2002.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              Audiovox Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date April 15, 2003                    By s/Charles M. Stoehr
     ------------------------             --------------------------------------
                                          Charles M. Stoehr
                                          Senior Vice President and Chief
                                             Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION


Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).